Exhibit 1.02

AmerisourceBergen Corporation

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of AmerisourceBergen Corporation (referred to as “AmerisourceBergen”, “we”, “us”, “our”, “the Company” and “our Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements applicable to companies that manufacture or contract to manufacture products containing certain conflict minerals specified in the Rule that are necessary to the functionality or production of those products. The specified conflict minerals, which we collectively refer to in this Report as “3TG minerals”, are gold, columbite-tantalite (coltan), cassiterite and wolframite, or their derivatives, which are limited to tantalum, tin and tungsten.

Under the Rule, if a company has reason to believe that any of the 3TG minerals in its supply chain may have originated in certain covered countries identified in the Rule, or if it is unable to determine the country of origin of those 3TG minerals, then the company must exercise due diligence on the minerals’ source and chain of custody.  In addition, the company must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.  The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  As described in this Report, certain of the Company’s operations contract to manufacture products for which the 3TG minerals are necessary to the functionality or production of those products.  This Report summarizes AmerisourceBergen’s due diligence measures with respect to those products, as required by the Rule.  This report is not audited as the Rule provides that an independent private sector audit is not necessary if a registrant’s products are “DRC Conflict Undeterminable” in 2013 or 2014.

1.                    Company Overview

AmerisourceBergen is a global pharmaceutical sourcing and distribution services company, helping both healthcare providers and pharmaceutical and biotech manufacturers improve patient access to products and enhance patient care. We deliver innovative programs and services designed to increase the effectiveness and efficiency of the pharmaceutical supply chain. More specifically, we distribute a comprehensive offering of brand-name pharmaceuticals (including specialty pharmaceutical products) and generic pharmaceuticals, over-the-counter healthcare products, home healthcare supplies and equipment, and related services to a wide variety of healthcare providers located in the United States and select global markets, including chain retail and independent pharmacies, mail order pharmacies, acute care hospitals and health systems, physician practices, medical and dialysis clinics, long-term care and other alternate site pharmacies, and other customers. We also provide pharmacy services to certain specialty drug patients. Additionally, we furnish healthcare providers and pharmaceutical manufacturers with an assortment of related services, including reimbursement and pharmaceutical consulting services, niche premium logistics services, inventory management, pharmacy automation, and pharmacy management.

2.                    Products Covered by this Report

This Report relates to products: (i) for which 3TG minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by AmerisourceBergen; and (iii) for which the manufacture was completed during the calendar year ended December 31, 2013.  AmerisourceBergen does not directly purchase any 3TG minerals from any source.  Based upon AmerisourceBergen’s due diligence process, we have identified the following types of products that may contain 3TG minerals necessary to the functionality or production of such products (and which are referred to as “Covered Products” in this Report):

Our AmerisourceBergen Technology Group (“ABTG”) provides comprehensive technology solutions for health systems and retail and long-term care pharmacies, including software that allows a pharmacy to implement a system of integrated tools to manage the business and automate inventory functions.  ABTG products that may contain 3TG minerals include semi-automated and automated pharmacy dispensing solutions, central pharmacy dispensing solutions, preparation and packaging solutions, unit-dose packaging system, and automated medication dispensing cabinets.

3.                    Due Diligence Program

AmerisourceBergen’s conflict minerals due diligence program is in its early stages.  AmerisourceBergen is using the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative Conflict Minerals Due Diligence Template Revision 2.03a (“EICC survey”) to conduct a reasonable country of origin inquiry (“RCOI”) regarding the 3TG minerals.  This RCOI was designed to determine whether any of the 3TG minerals originated in the Covered Countries and whether any of the 3TG minerals may be from recycled or scrap sources.  AmerisourceBergen’s due diligence program is being designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

To date, we have implemented the following measures:

•

Adopted a statement relating to 3TG minerals in our supply chain (the “Conflict Minerals Policy Statement”) incorporating the standards set forth in the OECD Guidance. Our Conflict Minerals Policy Statement can be accessed in the “Investors” section of our website at www.amerisourcebergen.com;

•

Assembled a cross functional conflict minerals team to engage suppliers and collect, verify and assess conflict minerals-related data, and to generate the required forms and reports needed to comply with the Rule; and

•	Taken steps to establish additional controls and transparency over the supply chain, including structuring an ongoing plan to distribute the EICC survey to suppliers.

The due diligence process is an ongoing process.  We intend to continue to develop and enhance our due diligence measures by, among other things:

•	Establishing guidelines regarding our expectations with our suppliers, including with regard to supplier performance, transparency and sourcing;

•	Continuing to implement internal measures to strengthen our engagement with suppliers in order to obtain accurate information about the supply chain;

•	Engaging a third party conflict mineral data collection vendor, if necessary, to track responses from suppliers;

•	Reporting to senior management; and

•

Continuing to design and implement a strategy to respond to supply chain risks, including expanding the scope of the due diligence to encompass the introduction of new products containing 3TG minerals.

4.                    Supply Chain Overview

AmerisourceBergen’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of the 3TG minerals.  In this regard, AmerisourceBergen does not purchase 3TG minerals directly from mines, smelters or refiners.

AmerisourceBergen must rely on its suppliers to provide information regarding the origin of 3TG minerals that are included in the Covered Products.  Due to the complexity of the supply chain, it will take time and effort for many of our suppliers to verify the origin of all the minerals in our supply chain.

We adopted the EICC survey for our RCOI and due diligence communications to our suppliers.  In our first internal effort, our compliance team sent out the EICC survey to designated suppliers.  We have included within our RCOI scope those suppliers that we believe provide components or engage in manufacturing activities that are likely to contain 3TG.  Within this scope, we identified our top suppliers based on the highest expenditures for materials and components.  We will conduct outreach to obtain the responses to the EICC survey from our suppliers who are within our due diligence scope.  In addition, our compliance team created a central repository in a secure electronic database to store all information received from suppliers as a back-up to the data collected.  We are tracking the responses from our suppliers.

For our suppliers that do not source directly from smelters, we asked them to work with their sub-suppliers to ensure the traceability of conflict minerals, at least to the smelter level if possible.  On the EICC survey, we requested our suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to AmerisourceBergen.  We will compare the list of unique smelters and refiners identified in our survey against the EICC-GeSI Conflict-Free Smelter list.

5.                    Product Determination

AmerisourceBergen is unable to determine at this time whether or not each of the Covered Products qualify as “DRC conflict free,” as defined under the Rule. To date, we have not been able to obtain information regarding the countries of origin of the conflict minerals in our products.  However, in the future, we plan to go further into our supply chain by implementing our due diligence program in order to obtain this information.  Accordingly, the Company has reasonably determined that each of the Covered Products is, at this time, “DRC Conflict Undeterminable,” as defined under the Rule.